SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                            OSICOM TECHNOLOGIES, INC.
                            _________________________
                                (Name of Issuer)

                          Common Stock, $.30 Par Value
                          _____________________________
                         (Title of Class of Securities)

                                    688271501
                                 ______________
                                 (CUSIP Number)

                               December 23, 1999
                              _____________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No. 688271501                                           Page 2 of 15 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  6,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  641,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   6,000
    With
                           8        Shared Dispositive Power
                                            641,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            647,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                             [ ]
11       Percent of Class Represented By Amount in Row (9)

                  5.83%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



CUSIP No. 688271501                                           Page 3 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  647,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            647,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            647,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                             [ ]
11       Percent of Class Represented By Amount in Row (9)

                  5.83%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 688271501                                           Page 4 of 15 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  647,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            647,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            647,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                             [ ]
11       Percent of Class Represented By Amount in Row (9)

                  5.83%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



CUSIP No. 688271501                                           Page 5 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  647,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            647,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            647,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                             [ ]
11       Percent of Class Represented By Amount in Row (9)

                  5.83%

12       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 15 Pages


Item 1(a)         Name of Issuer:

                  Osicom Technologies, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2800 28th Street, Suite 100, Santa Monica, CA 90405

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management");

                  (ii) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc.");

                  (iii)    Thomas U. Barton; and

                  (iv)     Joseph U. Barton.


                  This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), SP White Rock LLC, a Delaware limited liability company ("SP White Rock"), and White Rock Management. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. The managing member of SP White Rock is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                  i)       White Rock Management is a Texas limited partnership;

                  ii)      White Rock, Inc. is a Texas corporation;

                  iii)     Thomas U. Barton is a United States citizen; and

                  iv)      Joseph U. Barton is a United States citizen.

                                                              Page 7 of 15 Pages


Item 2(d)         Title of Class of Securities:

                           Common Stock, $.30 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           688271501

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of December 31, 1999 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)      Each of White Rock  Management,  White Rock,
Inc., Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 647,500 Shares. This number consists of (1) 397,000 Shares held for the accounts of White Rock Clients, (2) 59,500 Shares held for the account of White Rock Partners (3) 185,000 Shares held for the account of SP White Rock and (4) 6,000 Shares held for the account of White Rock Management.

Item 4(b)         Percent of Class:

                           (i)      The  number of Shares of which each of White
Rock, Inc., White Rock Management and Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 5.83% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     White Rock Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                       6,000

     (ii)  Shared power to vote or to direct the vote:                   641,500

     (iii) Sole power to dispose or to direct the disposition of:          6,000

     (iv)  Shared power to dispose or to direct the disposition of:      641,500

     White Rock, Inc.
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   647,500

                                                              Page 8 of 15 Pages


     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      647,500

     Thomas U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   647,500

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      647,500

     Joseph U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   647,500

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      647,500

Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                           (i)      The  shareholders or partners of each of the
White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                           (ii)     The partners of White Rock  Management  have
the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                           (iii)    The partners of White Rock Partners have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                           (iv)     The  members of SP White Rock have the right
to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by SP White Rock in accordance with their membership interests in SP White Rock.

         White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, SP White Rock and White Rock Management. SP White Rock expressly disclaims beneficial ownership of any Shares held for the accounts of White Rock Clients, White Rock Partners and White Rock Management.

                                                              Page 9 of 15 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 15 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 3, 2000          WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                         By:      White Rock Capital Inc.
                                                  Its General Partner

                                                  By:      /S/ PAULA STOREY
                                                           ---------------------
                                                           Paula Storey
                                                           Attorney-in-Fact

Date:  January 3, 2000          WHITE ROCK CAPITAL, INC.

                                            By:   /S/ PAULA STOREY
                                                  ------------------------------
                                                  Paula Storey
                                                  Attorney-in-Fact

Date:  January 3, 2000          THOMAS U. BARTON

                                            By:   /S/ PAULA STOREY
                                                  ------------------------------
                                                  Paula Storey
                                                  Attorney-in-Fact

Date:  January 3, 2000          JOSEPH U. BARTON

                                            By:   /S/ PAULA STOREY
                                                  ------------------------------
                                                  Paula Storey
                                                  Attorney-in-Fact

                                                             Page 11 of 15 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


A.   Joint  Filing  Agreement dated  January 3, 2000  by and  among
     White Rock Capital Management, L.P., White Rock Capital, Inc.,
     Thomas U. Barton and Joseph U. Barton .................................  12

B.   Power of Attorney dated October 7th, 1998 granted by Mr.Thomas
     U. Barton in favor of Paula Storey.....................................  13

C.   Power of Attorney dated October 7th, 1998 granted by Mr.Joseph
     U. Barton in favor of Paula Storey.....................................  14

D.   Power of Attorney dated October 7th, 1998 granted by White Rock
     Capital, Inc. in favor of Paula Storey.................................  15